SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of September 2005

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of September, 2005.

Contents:

Enclosure 1:	Press release re: Issue of Equity dated July 27, 2005; and

Enclosure 2:	Press release re: Appointment of Chairman dated July 29, 2005.

Enclosure 1

BioProgress PLC

27 July 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Issue of Equity

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that as part of a settlement of the claim brought by Mr Charles Tatnall against the Company or its operations, as referred to in the AGM statement on 22 June 2005, 992,908 ordinary shares of 1p each have been issued to Mr Tatnall. Application will be made for these 992,908 ordinary shares of 1p each being admitted to trading on AIM. Admission of these new ordinary shares is expected to be effective on 28 July 2005.

27 July 2005

Enquiries:

BioProgress plc	01354 655674
Richard Trevillion,
Chief Executive Officer
www.bioprogress.com

Dan Farrow,
Finance Director
College Hill	020 7457 2020
Adrian Duffield/Corinna Dorward

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 2

BioProgress PLC

29 July 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Appointment of Chairman

The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, is pleased to announce the appointment of Peter Ibbetson as non executive Chairman with immediate effect.

Peter Ibbetson, aged 49, is an experienced banker and non-executive director with an extensive background in Corporate, Investment, and Retail banking. From 1974 to 2003 he was employed in the NatWest and RBS Group where he was most recently Director of Investment Banking / Head of Aerospace, and Head of Business Banking. He is a member of the Government’s Small Business Investment Taskforce which looks at venture capital and Equity Gap funding. He is currently is a director of Utilyx Limited, the Local Investment Fund and Drayton Building Services Limited. He is also Regional Chairman for East Anglia of Coutts and Co, and Chairman of The Princes Trust for Cambridgeshire.

He will be a member of the Audit Committee and of the Remuneration Committee.

Richard Trevillion BioProgress Chief Executive said:

‘We are delighted that Peter has agreed to join our Board. We are fortunate to have attracted an individual with the calibre, business skills and contacts Peter brings to our team. I am looking forward to working more closely with him in the further development of the Company.

‘We plan to continue to strengthen the Board over the next few months following our strategic review earlier this year.’

Peter Ibbetson said:

‘I have the highest regard for the new management team and look forward to working with Richard and Dan at this very exciting stage of the Group’s development.’

Peter Ibbetson was a Director over the past five years of RBS Commercial Services Limited and RBS Pension Trustees Limited. No further disclosures are required to be made in relation to Peter Ibbetson under Schedule Two paragraph (g) of the AIM Rules.

29 July 2005

Enquiries:

BioProgress plc	01354 655674
Richard Trevillion,
Chief Executive Officer
Dan Farrow, Finance Director

College Hill	020 7457 2020
Adrian Duffield/Corinna Dorward

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Dan Farrow
Dated: September 9, 2005	Dan Farrow
Chief Financial Officer